KRAMER LEVIN NAFTALIS & FRANKEL LLP

                            Richard H. Gilden
                            Partner
                            Phone  212-715-9486
                            Fax  212-715-8085
                            rgilden@KRAMERLEVIN.com

                January 2, 2009

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561
Attn: Kathleen Collins, Accounting Branch Chief

Re:
Aladdin Knowledge Systems Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed on March 27, 2008
Form 6-K Filed on September 4, 2008
Form 6-Ks Filed on January 24, 2008, April 21, 2008, July 21, 2008
And October 16, 2008
File No. 000-22456

On behalf of our client Aladdin Knowledge Systems Ltd. (the “Company”), we provide the Company’s response to the comment letter dated December 11, 2008 (the “Comment Letter”) received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form    20-F for the year ended December 31, 2007 (the “Form 20-F”), the Company’s report on Form 6-K filed on September 4, 2008 and the Company’s reports on Form 6-K filed on January 24, 2008, April 21, 2008 and July 21, 2008 (File No. 000-22456).

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments have been restated below in their entirety, with the response to a particular comment set out immediately under such comment.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 5.   Operating and Financial Review and Prospects

A.           Operating Results, page 35

1.
We note that your total revenues increased by 19% and 9% in fiscal 2007 and fiscal 2006, respectively, which was primarily related to increased sales in various product lines and international markets.  Tell us whether you consider sales volume and/or average fees for your products to be key indicators of your financial condition and operating performance as addressed in Section III.B.1 of SEC Release 33-6835.  If so, tell us your consideration for disclosing such key indicators pursuant to this release.

Response:  Sales volume for the Company’s products and their respective gross margins are key indicators of the Company’s financial condition and operating performance.  The Company does not track the average sales prices of its products and these data are not subject to the internal financial controls of the Company.

Measures of unit pricing are extremely complex as many of the Company’s products, licenses and services are sold in multiple countries utilizing multiple workforces. The Company’s revenues in a particular period are an aggregation of thousands of contracts, each of which was individually priced and many of which were sold in prior periods. Thus, the impact of unit pricing on a particular period’s revenues is a reflection of pricing decisions made over multiple prior periods when the product, license or service was sold, rather than a reflection of pricing decisions made in that particular period. In addition, pricing for the Company’s products, licenses and services is a function of the nature of the product, license or service to be provided, estimated cost, risk, contract terms and other factors. Each of the Company’s contracts reflects a specific mix of specific products, services and resources. These multiple inputs relating to the pricing of the Company’s products, licenses or services do not make it feasible to derive meaningful information regarding revenue increases specifically attributable to changes in price or volume.

The Company acknowledges the Staff’s comment to be mindful of the requirements of SEC Release 33-6835.  In the “Operating and Financial Review and Prospects” section of the Form 20-F, under the heading “Operating Results” (pages 35-38), the Company disclosed the factors which impacted its revenues and gross margins during the periods presented.  In addition, in the “Risk Factors” section, under the heading “Risks Related to Our Business” (pages 3-4), the Company disclosed trends impacting both future revenues and gross margin.  In its future reports on Form 20-F, the Company will set forth in the “Operating and Financial Review and Prospects” section, a more complete trend analysis with regards to the expected drivers of revenue growth and expectations regarding the combined gross margin of its products and services.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Form 6-K Filed September 4, 2008

2.
We note that you completed the acquisition of Secure SafeWord product line from Secure Computing Corporation for approximately $65 million in cash including acquisition costs.  Please tell us your preliminary purchase price allocation and how you determined the fair value of the assets and liabilities acquired.  In this regard, please explain the methods and assumptions used to identify and value the intangible assets acquired and to determine their useful lives.

Response:  On September 4, 2008, the Company acquired the Secure SafeWord product line (“SafeWord”) from Secure Computing Corporation (“Secure”) for approximately $65 million in cash including acquisition costs. This acquisition was accounted for under the purchase method of accounting and accordingly, the purchase price was preliminarily allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date. The Company retained a third party specialist to assist it in performing the valuation analysis.

The assets acquired and liabilities assumed were determined according to the Asset Purchase Agreement. In identifying the potential intangible assets to be recognized apart from goodwill, the Company followed the guidance in FAS 141, paragraph 39.  FAS 141 requires that an acquired intangible asset should be recognized as an asset apart from goodwill if “that asset arises from contractual or other legal rights regardless of whether those contractual or legal rights are separable or transferable from the acquired enterprise. If an intangible asset does not arise from contractual or other legal rights, it shall be recognized that it is an asset apart from goodwill only if it is capable of being separated and sold, transferred, licensed, rented or exchanged.” Given this, the Company determined whether the intangible asset arose from contractual or other legal rights. Secondarily, the Company determined if any intangible assets that did not meet the criteria of being either contractual or based on legal rights were separable from the business.

The following intangible assets have been preliminarily identified by the Company:

Customer Relationships

SafeWord has developed valuable relationships with a number of direct and channel customers over the years. End user customers, channel partners and others enter into purchase orders for all product offerings. The top ten SafeWord customers represent 30-40 percent of total SafeWord revenues. The Company believes that SafeWord has approximately 6,000+ direct and indirect customers. These relationships are expected to be maintained by the Company post-acquisition.

Patents and Developed Technology

SafeWord has developed an intellectual property portfolio that includes a portfolio of issued patents, allowed patents and pending patents.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Importantly, the products provided by SafeWord  are supported by technology primarily developed internally by its engineers. The technologies are evidenced by developed software and related trade secrets, proprietary technology and know-how.

Trade names/Trademarks

The Company acquired the exclusive rights to specified registered trademarks. The most crucial of the acquired marks is the SafeWord trademark (filed for registration in 1987). The acquired trademarks are believed to benefit all revenues generated by SafeWord.

Covenant Not To Compete

In conjunction with the consummation of the acquisition of SafeWord, Secure agreed with the Company to a non-compete and non-solicitation agreement. As a result Secure agreed that for a period of two years after the closing date it will not own, manage, control operate or participate in the ownership, management, operation or control of any business engaged in the token-based identity and access management business anywhere in the United States, the European Union or the Far East. The non-solicitation commitment provides that Secure will not attempt to induce any employees to leave the employ of the Company or attempt to induce any customer, salesperson, distributor, vendor, manufacturer, etc. to reduce or cease doing business with the Company. (The obligations in this paragraph are collectively referred to as the “Non-Compete Obligations”.)

Order Backlog and Deferred Revenue Obligation

At the closing date, SafeWord had an order backlog of $1,125,736. The order backlog relates almost exclusively to hardware sales.

As of the closing date, based on information provided by Secure, the deferred revenue was $11,317,038. The deferred revenue relates primarily to customer support services to be provided up to 48 months from the date of acquisition and multi-element arrangement revenue (consisting of hardware, software, license and support). The remaining deferred revenue was comprised of installation services and stock at channel partners.

Goodwill

The excess of the cost of an acquired entity over the net of the amounts assigned to the assets acquired and liabilities assumed are to be recognized as goodwill under the principles of FAS 141. An asset that does not meet the criteria in FAS 141, paragraph 39 for recognition separate from goodwill must be included in the amount recognized as goodwill.

To estimate the value of the other intangible assets acquired, it is also necessary to estimate the fair value of any intangible assets that are not separable from goodwill, yet still contribute to the cash flow of the business. Based on the Company’s analysis, the specific asset identified in this category was SafeWord’s assembled and trained work force.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

VALUATION METHODOLOGY

Selection of Approaches

Valuation methodologies applied to an appraisal of an intangible asset can be broadly classified into one of three approaches: the cost, the market or the income approach.

Cost Approach

The cost approach establishes the value of a business, business ownership interest or security based on the cost of reproducing or replacing the property, less depreciation from physical deterioration and functional and economic obsolescence, if present and measurable. This approach generally results in an upper limit of value in cases where the asset is easily replaced or reproduced, since no prudent investor would pay more for an asset than the cost to create a comparable asset.

Market Approach

The market approach uses one or more methods that compare the subject to similar businesses, business ownership interests, securities or intangible assets that have been sold. However, intangible assets are typically transferred only as part of the sale of a going concern, not in piecemeal transactions. Furthermore, since intangible assets are unique to a particular business entity, comparison between entities would be difficult to make even if the data were available. Therefore, while the Company has considered the market approach, it was not directly employed to value the subject intangible assets (other than in the estimation of applicable royalty rates).

Income Approach

In the income approach, an economic benefit stream of the asset under analysis is selected, usually based on historical or forecast cash flow. The focus is to determine the asset’s most likely future benefit stream. This selected benefit stream is then discounted to present value with an appropriate risk-adjusted discount rate. Discount rate factors often include general market rates of return at the valuation date, business risks associated with the industry in which the company operates and other risks specific to the asset being valued.

VALUATION ANALYSES

Working Capital

The acquired working capital (excluding deferred revenues ) consisted of SafeWord’s non cash components of current assets less other current liabilities, which resulted in net working capital of $1,904,740 as of September 4, 2008. This amount is comprised mainly of inventory which is presented at the replacement cost. The remaining is carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short-term maturities.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Tangible Fixed Assets

The fixed assets and tangible fixed assets utilized by SafeWord were purchased by the Company. The fixed assets types included consist of: computer equipment, software, furniture and fixtures and leasehold improvements. The book value of the fixed assets of SafeWord was $556,690 as of September 4, 2008.

Deferred Revenue Obligation

The fair value of the deferred revenue obligation was established in accordance with Emerging Issues Task Force (“EITF”) 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree”, applying the income approach. The Company utilized a discounted cash flow methodology, specifically the discounted cost method.

This involved estimating the direct costs at the time of acquisition (including a normal profit margin) remaining to satisfy the performance of a legally binding obligation for each category of deferred revenue, assuming the performance by a third party acting at arm’s length.

Based on this analysis, the fair value of the deferred revenue obligation is estimated to be approximately $4,411,000 as of September 4, 2008.

Customer Relationships

The Company applied the income approach to determine the fair value of customer relationships. The Company utilized a discounted cash flow methodology, specifically the multi-period excess earnings method (a.k.a. the residual earnings method). The earnings attributable to this asset arise from sales to the existing customer base. As a result existing customer revenues were based on the three year forecast for the fiscal years ended December 31, 2008-2010; an estimated annual growth rate in revenue thereafter of 3.5 percent; an annual revenue attrition factor of 8.33 percent; and a survivor curve related to customer turnover that was truncated at approximately ten years from the measurement date. To determine an appropriate turnover rate, the Company considered limited historical customer turnover information and discussed the outlook for future customer retention with SafeWord management. The useful life of the customer relationships was also estimated based on discussions with SafeWord management.

Expenses applied against the revenues for customer relationships were derived by multiplying the revenue in each year by the forecast expenses as a percentage of revenue in SafeWord management’s forecast. Sales and marketing and general and administrative expense was adjusted slightly to remove marketing related to new customers, since revenue from new customers was excluded in the analysis. Finally, an adjustment was made for income taxes. In addition, the Company estimated the required returns on average net working capital, average fixed assets, assembled workforce, trademarks and related patents and developed technology, and then deducted these required returns in the multi-period excess earnings analysis. These deductions account for the use and contribution of other assets employed that are necessary to achieve the forecast cash flows of the customer relationships.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Next, the asset cash flows were discounted to present value using a discount rate appropriate to an investment in the subject asset.

Based on the foregoing analysis, the fair value of the acquired customer relationships of SafeWord was estimated to be approximately $27,722,000, as of September 4, 2008.

Existing and Developed Technology/Patents-Issued and Applications

A common methodology in establishing the fair value of patents (both issued and pending) and other developed technology of a business is to employ a combination of market information and an income approach known as the relief from royalty method. In this method, the patent is valued by reference to the amount of royalty income it could generate if it was licensed, in an arm’s length transaction, to a third party. In using this method, a sample of comparable guideline, arm’s length royalty or license agreements is analyzed. Based on an assessment of the risk and return investment factors of the patents and developed technology, and where applicable as compared to the guideline transactions, a fair royalty rate is estimated for the subject intangible asset.

Royalty Rate Analysis

Actual licensing agreements in effect for the subject assets generally provide the best basis for determining an appropriate royalty rate. The Company was advised that the subject patents had never been licensed to third parties. The Company has also looked to the marketplace to find license agreements on similar patents and related assets to help determine an appropriate royalty rate.

Based upon these data and other empirical evidence, in addition to the use of a frequently witnessed formula methodology based on a percent of operating profit margin (25%-50%), the Company estimated that the appropriate royalty rate associated with the license of the patents and developed technology as a family of intellectual property assets to be approximately 6.6 percent of sales over the projected 10 year useful life. This represents a 30 percent split of the Company’s average expected operating income margin for the coming five years, further split 60 percent to the patents and developed technology with the remaining to be allocated to the trademarks as discussed above. This royalty reflects the level of recognition relative to the patents and developed technology, the importance of the intellectual property as a product differentiator (vis-à-vis the other intellectual property components acquired and embodied in the SafeWord products, e.g. trademarks), and recognition of the SafeWord’s products versus its competitors in the marketplace.

Relief from Royalty Rate Analysis

A benchmark royalty rate is multiplied by the net revenue expected from the patented products over the course of the assumed life of the patent to derive an estimate of the royalty income that could be generated hypothetically by licensing the subject patents. The net

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revenue used for the valuation of the patents and related developed technology was based on the forecasts received from SafeWord management. Next, the estimated royalty income (adjusted for blended statutory/effective income taxes) is discounted to present value using a discount rate which was deemed appropriate to an investment in the subject asset. The Company estimates that the patents have various remaining legal lives but that the average remaining legal life for the group is approximately 10 years.

The sum of the discounted royalty cash flow over the projection period, plus the present value of the residual, yields a value for the subject patents before the tax amortization benefit. The tax amortization benefit reflects the tax benefit that an asset acquirer receives from amortizing the purchase price of the asset over a statutory 15 year period.  Based on the foregoing analysis, the fair value of the acquired patents and related developed technology assets of SafeWord is estimated to be approximately $7,537,000 as of September 4, 2008.

Covenant Not To Compete

In the appraisal of the Non-Compete Obligations, the investigation begins with consideration of the several qualitative factors that provide a basis for the economic reality of the asset and support the contention that the Non-Compete Obligations have a demonstrable value. These guidelines have been suggested in Revenue Ruling 77-403. This ruling states that it must be shown that a non-competition agreement has a demonstrable value given the specific facts and circumstances of the case. The relevant facts enumerated include:

Whether in the absence of the covenant the covenantor(s) would desire (or intend) to compete with the covenantee;

The ability of the covenantor to compete effectively with the covenantee in the activity in question; and

The feasibility, in view of the activity and market in question, of effective competition by the covenantor within the time and area specified in the covenant.

As discussed previously, the most appropriate valuation methodology to be used in the appraisal of the Non-Compete Obligations is an income approach. Specifically, the technique is a present value analysis of the incremental loss in cash flows that would result were the Non-Compete Obligations not in place. The analysis considers all cash flow benefits that would accrue to the purchaser as a result of the non-competition agreement.

The final component of value related to the acquired non-competition agreement is the tax shield benefit to be derived from amortization of the fair value of the asset. The fair value of the non-competition agreement is comprised of both the present value of the incremental cash flow effects and the tax shield benefits. Based upon the foregoing qualitative and quantitative analysis the fair value of the Non-Compete Obligations detailed above, as of September 4, 2008, is estimated to be approximately $1,007,000.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Trade names / Trademarks

Similar to establishing the fair value of patents and the developed technologies, a common methodology in establishing the fair value of trademarks, trade names and other service marks of a business is to employ the relief from royalty method.

Royalty Rate Analysis

Actual licensing agreements in effect for the subject assets generally provide the best basis for determining an appropriate royalty rate.  None of the subject marks, however, had been licensed to third parties over their history. Thus, the Company looked to the marketplace to find license agreements on similar trademarks and trade names to help determine an appropriate royalty rate.

Based upon these data and other empirical evidence, in addition to the use of a frequently witnessed formula methodology based on a percent of operating profit margin (25%-50%), the Company estimated that the appropriate royalty rate associated with the license of the trademarks as a family of intellectual property assets is approximately 4.4 percent of sales for the Company over the projected 20 year useful life.

Relief from Royalty Rate Analysis

A benchmark royalty rate was multiplied by the net revenue expected from the brand name over the course of the assumed life of the trademark to derive an estimate of the royalty income that could be generated hypothetically by licensing the subject trademark. The net revenue used for the valuation of the trademarks was based on the forecasts received from SafeWord management. Next, the estimated royalty income (adjusted for blended statutory/effective income taxes) was discounted to present value using a discount rate appropriate to an investment in the subject asset.

The residual value was calculated by using the final forecast-year, net after-tax royalty cash flows, multiplied by the long-term sustainable growth rate, and which was then capitalized to yield an indication of the residual value. The sum of the discounted royalty cash flow over the projection period, plus the present value of the residual, yields a value for the subject marks before tax amortization benefits. The tax amortization benefit reflects the tax benefit that an asset acquirer receives from amortizing the purchase price of the asset over a statutory 15 year period.

Based on the foregoing analysis, the fair value of the acquired trademarks is estimated to be approximately $7,595,000 as of September 4, 2008.

Order Backlog

The value of the order backlog was estimated by applying the income approach and performing a discounted cash flow analysis, which entailed cash flows to be generated by the backlog orders.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Based on the analysis, the fair value of the order backlog is estimated to be approximately $335,000 as of September 4, 2008.

Assembled and Trained Workforce

As mentioned previously, according to FAS 141, an assembled and trained work force is an exception to the recognition criterion and should not be valued separately as an intangible asset in business combinations, even though arguments could be made for either a contractual basis (employment agreements) or separability (through outsourcing).

However, as part of the Company’s analysis to determine the value of other intangible assets, the Company valued the assembled workforce so that appropriate returns from all assets could be taken when utilizing the multi-period excess earnings method. This value for internal valuation purposes of the assembled and trained workforce was included in the allocation of purchase price summary separately from the residual value goodwill. A considerable expenditure for recruiting, selecting and training would be required to replace the assembled and trained workforce with individuals of comparable skills and expertise. The Company acquired fully trained personnel thereby avoiding the expenditure that would have been required to hire and train equivalent personnel. The value of the assembled and trained workforce is represented by the assemblage cost avoided method. Therefore, the cost approach is the most applicable valuation approach to value this asset. Using the assemblage cost avoided method, the costs associated with employee recruitment, selection and training provide a measurement of value.

Based on the cost approach, and after adjusting for blended statutory/effective income taxes at 31.9 percent, the fair value of the assembled and trained workforce is estimated to be approximately $1,009,000, at September 4, 2008.

CONCLUSION OF VALUE

Based upon the information and financial data, as well as the analyses performed and discussed above, the estimated fair values of the SafeWord assets are as outlined in the table below.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

(All values in $U.S.)	Estimated Fair Value (In $U.S.)	Estimated Useful lives (Years)
Working Capital (excluding deferred revenue obligation)	$1,904,740	-
Deferred Revenue Obligation	(4,411,000)	-
Fixed Assets	556,690	-
Order Backlog	335,000	-
Assembled & Trained Workforce (a component of goodwill)	1,009,000	-
Trademarks	7,595,000	20
Covenants Not To Compete	1,007,000	2
Developed Technology	7,537,000	10
Customer Relationships	27,722,000	10
Goodwill (excluding assembled & trained workforce)	22,156,881
TOTAL ALLOCATION OF PURCHASE PRICE	$65,412,311

Form 6-Ks Filed January 24, 2008, April 21, 2008, July 21, 2008 and October 16, 2008

3.
We believe the non-GAAP operating statement columnar format appearing in the Form 6-K as the Reconciliation of GAAP Financial Information to Non-GAAP may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.”  Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.).

Response:  The Company has carefully considered the Staff’s comments and concerns and has decided to include in future reports under Form 6-K an express statement to the effect that any non-GAAP measures presented in such reports were not prepared under a comprehensive set of accounting rules or principles. In addition, the Company will present a reconciliation of the non-GAAP measures to the GAAP presentation in a line item format, in lieu of the columnar format presented in the Company’s reports under Form 6-K referenced above. An example of the proposed reconciliation is attached hereto as Exhibit A, and represents a restatement of the reconciliation for the periods ended September 30, 2008 and 2007.

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also at 47 Avenue Hoche    75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP

In responding to the Staff’s comments, we have attached a letter from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or other members of the Staff have any further questions or comments concerning these responses or if you require additional information, please feel free to contact me at the telephone number above.

                                                                Very truly yours,

                                                                /s/ Richard H. Gilden
                                                                Richard H. Gilden

cc:   Kari Jin, Division of Corporation Finance
    Aviram Shemer, Aladdin Knowledge Systems, Ltd.
    Yair Ohayon, Aladdin Knowledge Systems, Ltd.

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France

Exhibit A

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Operations

(U.S. dollars, in thousands – except for per-share amount)

	Three month period ended September 30,		Nine month period ended September 30,
	2008	2007	2008	2007
Revenues:
Software Security (DRM)	15,743	15,498	51,150	48,986
Enterprise Security	15,616	10,622	36,612	27,778
Total revenues	31,359	26,120	87,762	76,764

Cost of revenues	9,005	5,993	22,987	17,245
Gross profit	22,354	20,127	64,775	59,519

Research & development	6,928	4,866	19,872	14,040
Selling & marketing	10,423	7,958	29,671	23,952
General & administrative	4,280	3,157	12,485	9,922
Non-recurring unsolicited proposal and EGM	1,872	-	1,872	-
Total operating expenses	23,503	15,981	63,900	47,914

Operating income (loss)	(1,149)	4,146	875	11,605
Financial income, net	289	1,114	1,287	3,161
Other income	-	(9)	613	5
Income (loss) before taxes	(860)	5,251	2,775	14,771

Taxes on income	23	876	474	2,388
Income (loss) before equity in loss of an affiliate and non-controlling interest	(883)	4,375	2,301	12,383

Equity in loss of an affiliate	-	(42)	(68)	(303)
Income (loss) before non-controlling interest	(883)	4,333	2,233	12,080
Non-controlling interest	538	-	1,231	-
Net income (loss)	(345)	4,333	3,464	12,080

Basic earnings per share	(0.02)	0.31	0.25	0.84
Diluted earnings per share	(0.02)	0.30	0.24	0.82

Weighted average number of shares outstanding for Basic EPS	13,905	14,022	13,884	14,398
Weighted average number of shares outstanding for Diluted EPS	14,148	14,442	14,253	14,787
 (Unaudited)

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands – except for per-share amount)
(Unaudited)

	Three month period ended September 30,		Nine month period ended September 30,
	2008	2007	2008	2007

GAAP Net income (loss)	(345)	4,333	3,464	12,080

U.S. GAAP Valuation adjustment on acquired Enterprise Security deferred revenue	384	-	384	-

Amortization of acquired intangible assets included in:
Research & development	190	-	337	-
Selling & marketing	440	41	568	123

Non-recurring unsolicited proposal and EGM included in General & administrative	1,872	-	1,872	-

Equity based compensation expenses included in:
Cost of revenues	31	-	69	-
Research & development	288	84	564	319
Selling & marketing	254	104	551	311
General & administrative	140	(74)	314	49

Tax benefit associated with amortization of acquired intangible assets and Non-recurring unsolicited proposal and EGM costs	(389)	-	(389)	-

Non-GAAP Net income	2,865	4,488	7,734	12,882

Non-GAAP Basic earnings per share	0.21	0.32	0.56	0.89
Non-GAAP Diluted earnings per share	0.20	0.31	0.54	0.87

Weighted average number of shares outstanding for Basic EPS	13,905	14,022	13,884	14,398
Weighted average number of shares outstanding for Diluted EPS	14,148	14,442	14,253	14,787